Management’s Discussion and Analysis
For the three months ended March 31, 2023
(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three months ended March 31, 2023

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2022 and the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2023 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.
This MD&A is prepared by management and approved by the Board of Directors as of May 2, 2023. This discussion covers the three months ended March 31, 2023 (“Q1 2023” or the “Quarter”) and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States (“US”) dollars, except where otherwise noted.
This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources.
Throughout this MD&A, cash costs, cash costs per ounce (“oz”) sold, all-in sustaining costs (“AISC”), AISC per oz sold, AISC contribution margin, adjusted net income, adjusted earnings per share (“EPS”), mine-site free cash flow, adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization), net debt, and sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the Non-IFRS Measures section of this MD&A.
Throughout this MD&A, the operational and financial results of the Mercedes Mine (“Mercedes”) are included for the period through to April 21, 2022, when Mercedes was sold.

Management’s Discussion and Analysis For the three months ended March 31, 2023

Management’s Discussion and Analysis For the three months ended March 31, 2023

BUSINESS OVERVIEW
Operations description
Equinox Gold is a growth-focused mining company delivering on its strategy of creating the premier Americas gold producer. In its first five years the Company has grown from a single-asset developer to a multi-asset gold producer with seven operating gold mines in the Americas, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of development and expansion projects. At the date of this MD&A, the Company’s operating gold mines are the Mesquite Mine (“Mesquite”) and Castle Mountain Mine (“Castle Mountain”) in the United States, the Los Filos Mine Complex (“Los Filos”) in Mexico, and the Aurizona Mine (“Aurizona”), Fazenda Mine (“Fazenda”), RDM Mine (“RDM”) and Santa Luz Mine (“Santa Luz”) in Brazil. The Company also has a 60% interest in the Greenstone Project (“Greenstone”) in Canada, which is in construction.
Equinox Gold was created with the strategic vision of building a diversified, Americas-focused gold company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above-average investment returns to its shareholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company’s portfolio and strategy.
Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and on the NYSE American Stock Exchange (“NYSE-A”) in the United States.

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2023
Operational
•Produced 122,746 ounces of gold
•Sold 123,295 ounces of gold at an average realized gold price of $1,895 per oz
•Total cash costs of $1,376 per oz and AISC of $1,658 per oz(1)
•One lost-time injury, total recordable injury frequency rate(2) of 0.81 for the Quarter (1.38 rolling 12-month average)
•Total significant environmental incident frequency rate(2) of 0.20 for the Quarter (0.59 rolling 12-month average)
Earnings
•Earnings from mine operations of $14.5 million
•Net income of $17.4 million or $0.06 per share (basic)
•Adjusted net loss of $8.2 million or $0.03 per share(1)(3)
Financial
•Cash flow from operations before changes in non-cash working capital of $195.4 million ($143.4 million after changes in non-cash working capital)
•Adjusted EBITDA of $57.0 million(1)(3)
•Sustaining expenditures of $32.5 million and non-sustaining expenditures of $95.0 million
•Cash and cash equivalents (unrestricted) of $284.9 million at March 31, 2023
•Net debt(1) of $547.8 million at March 31, 2023
Corporate
•Provided 2023 production and cost guidance of 555,000 to 625,000 ounces of gold at cash costs of $1,355 to $1,460 per oz and AISC of $1,575 to $1,695 per oz(1)
•In March 2023, entered into a gold forward sale and prepay arrangement, receiving an upfront gross payment of $140.0 million ($139.5 million net of fees), based on gold forward curve prices averaging approximately $2,170 per ounce, in exchange for equal monthly deliveries of gold from any of the Company’s mines from October 2024 to July 2026 totaling 79,310 ounces

(1)Cash costs per oz sold, AISC per oz sold, adjusted net income, adjusted EBITDA, adjusted EPS, and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Total recordable injury frequency rate and significant environmental incident frequency rate are both reported per million hours worked. Total recordable injury frequency rate is the total number of injuries excluding those requiring simple first aid treatment.

(3)Primary adjustments for the three months ended March 31, 2023 relate to a $34.5 million gain on sale of partial interest and reclassification of investment in i-80 Gold Corp., a $13.1 million unrealized gain on foreign exchange contracts, and a $16.0 million share of net loss on investment in associate.

Management’s Discussion and Analysis For the three months ended March 31, 2023

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2023 (CONTINUED)
Corporate
•During the Quarter, sold 12.0 million common shares of the Company’s investment in Solaris Resources Inc. (“Solaris”) for gross proceeds of $53.3 million (C$71.8 million)
•In March 2023, sold 11.6 million shares of the Company’s investment in i-80 Gold Corp. (“i-80 Gold”) for gross proceeds of $23.7 million (C$32.0 million) and 11,600,000 half warrants, with each whole warrant exercisable to purchase one share of i-80 Gold from Equinox Gold for C$3.45 until March 31, 2024 for potential proceeds of C$20.0 million; as a result of the sale, Equinox Gold’s ownership has decreased to 19.95% of i-80 Gold’s issued and outstanding common shares
•In January 2023, entered into gold collar contracts with an average put strike price of $1,900 per ounce and an average call strike price of $2,065 per ounce, for 10,644 ounces per month beginning February 2023 through to March 2024
•In March 2023, signed a non-binding term sheet with Sandbox Royalties Corp. (“Sandbox”) for a gold purchase and sale arrangement (the “Sandbox Arrangement”) for up to $75 million. Finalization of the Sandbox Arrangement is subject to lender consent and successful intercreditor discussions
•For the three months ended March 31, 2023, the Company issued 4,369,615 common shares under the ATM Program at a weighted average share price of $3.88 per common share for total gross proceeds of $16.9 million. No shares have been issued under the program since the end of January 2023
Construction, development and exploration
•Advanced Greenstone construction with the following achieved as of March 31, 2023:
◦Greenstone had achieved 3 million hours worked with no lost-time injuries
◦Greenstone was 73% complete and on track to pour gold in H1 2024
◦Spent $83.8 million of non-sustaining capital (Equinox Gold’s 60% share)
◦All buildings had been enclosed and heated as planned
◦Installation of the two ball mills commenced on schedule
◦Leach tank installation was completed and access on the bridge was finalized and secured
◦Advanced mechanical installation of the secondary crusher, pre-leach thickener and conveyors
Responsible Mining
•In February 2023, published the Company’s inaugural Climate Action Report in alignment with the Task Force on Climate Related Financial Disclosures (“TCFD”), and committed to reducing the Company’s greenhouse gas emissions by 25% by 2030, compared to forecast “business-as-usual” emissions if no intervention measures were taken

RECENT DEVELOPMENTS
•In April 2023, the Company entered into gold collar contracts with an average put strike price of $1,950 per ounce and an average call strike price of $2,250 per ounce, for 3,050 ounces per month beginning April 2023 through to March 2024

(1)Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Management’s Discussion and Analysis For the three months ended March 31, 2023

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended
Operating data	Unit	March 31, 2023	December 31, 2022	March 31, 2022
Gold produced	oz	122,746	150,439	117,452
Gold sold	oz	123,295	149,386	119,324
Average realized gold price	$/oz	1,895	1,733	1,862
Cash costs per oz sold(1)(2)	$/oz	1,376	1,223	1,237
AISC per oz sold(1)(2)(3)	$/oz	1,658	1,523	1,577
Financial data
Revenue	M$	234.1	259.3	223.2
Earnings from mine operations	M$	14.5	32.0	28.5
Net income (loss)	M$	17.4	22.6	(19.8)
Earnings (loss) per share (basic)	$/share	0.06	0.07	(0.07)
Adjusted EBITDA(1)	M$	57.0	74.3	43.1
Adjusted net (loss) income(1)	M$	(8.2)	7.0	(24.2)
Adjusted EPS(1)	$/share	(0.03)	0.02	(0.08)
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	284.9	200.8	151.2
Net debt(1)	M$	547.8	627.3	385.1
Operating cash flow before changes in non-cash working capital	M$	195.4	80.0	33.5
(1)Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income (loss), adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Consolidated cash cost per oz sold and AISC per oz sold for the three months ended March 31, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.
(3)Consolidated AISC per oz sold excludes corporate general and administration expenses.
(4)Numbers in tables throughout this MD&A may not sum due to rounding.
In Q1 2023 the Company sold 3% more gold ounces compared to Q1 2022 primarily due to the contribution of production from Santa Luz, which achieved commercial production at the end of Q3 2022, and higher production at Aurizona, offset partially by no production at Mercedes, which was sold in April 2022. Compared to Q1 2022, gold sales at Aurizona were 12% higher due to higher grades and mill throughput.
In Q1 2023, earnings from mine operations were $14.5 million compared to $28.5 million in Q1 2022. The decrease in earnings from mine operations compared to Q1 2022 was primarily due to no earnings from mine operations at Mercedes, as well as lower earnings from mine operations at Mesquite and Castle Mountain, driven by lower production, and at Aurizona, driven by higher operating costs related to the impact of a contract renewal with the current mining contractor, which reflects the increasing cost of operations, offset partially by higher earnings from mine operations at Los Filos, driven by higher production.
Net income in Q1 2023 increased to $17.4 million compared to a net loss of $19.8 million in Q1 2022. The higher net income was mainly due to other income of $31.9 million in Q1 2023 compared to other expense of $19.0 million in Q1 2022, offset partially by lower earnings from mine operations. Other income for Q1 2023 includes a $34.5 million gain on the sale of the Company’s partial interest and reclassification of investment in i-80 Gold.
In Q1 2023, adjusted EBITDA was $57.0 million compared to $43.1 million in Q1 2022, and adjusted net loss was $8.2 million compared to adjusted net loss of $24.2 million in Q1 2022. Adjusted EBITDA increased and adjusted net loss decreased in Q1 2023 compared to Q1 2022 primarily due to a realized loss on gold contracts in Q1 2022 compared to a realized gain on gold contracts in Q1 2023, offset partially by lower earnings from mine operations compared to Q1 2022.

Management’s Discussion and Analysis For the three months ended March 31, 2023

Sustaining and non-sustaining expenditures(1)
	Three months ended March 31, 2023
$ amounts in millions	Sustaining	Non-sustaining
USA
Mesquite	$10.2	$4.5
Castle Mountain	0.3	1.4
Mexico
Los Filos	6.6	0.2
Brazil
Aurizona	10.9	1.1
Fazenda	1.6	1.6
RDM	2.8	—
Santa Luz	0.1	0.4
Canada
Greenstone(2)(3)	—	85.8
Total sustaining and non-sustaining expenditures	$32.5	$95.0
(1)Sustaining expenditures include sustaining exploration expense and sustaining capital expenditure. Non-sustaining expenditures include non-sustaining exploration expense and non-sustaining capital expenditures. Sustaining and non-sustaining expenditures exclude non-cash additions including right-of-use asset additions, capitalized interest expense and capitalized depreciation expense. Sustaining capital expenditure is a non-IFRS measure. See Non-IFRS Measures and Cautionary Notes.
(2)Total sustaining and non-sustaining capital expenditures for the three months ended March 31, 2023 were $32.5 million and $88.4 million, respectively.
(3)Non-sustaining expenditures at Greenstone excludes capitalized interest of $7.3 million for the three months ended March 31, 2023.
(4)Capital expenditures at Greenstone represent the Company’s 60% share of the costs of the project.

Management’s Discussion and Analysis For the three months ended March 31, 2023

OPERATIONS
Mesquite Gold Mine, California, USA
Mesquite is an open pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, approximately 200 miles south of Castle Mountain. Mesquite has been in production since 1986 and was acquired by Equinox Gold in Q4 2018. In July 2022, Mesquite poured its five millionth ounce of gold.
Operating and financial results for the three months ended March 31, 2023

		Three months ended
Operating data	Unit	March 31, 2023	December 31, 2022	March 31, 2022
Ore mined and stacked on leach pad	kt	1,428	1,195	2,057
Waste mined	kt	13,357	13,452	14,053
Open pit strip ratio	w:o	9.35	11.26	6.83
Average gold grade stacked to leach pad	g/t	0.24	0.20	0.30
Gold produced	oz	16,405	27,447	17,050
Gold sold	oz	16,406	27,723	17,050
Financial data
Revenue	M$	31.4	48.4	31.7
Cash costs(1)	M$	18.5	28.2	17.9
Sustaining capital(1)	M$	10.2	12.3	1.2
Reclamation expenses	M$	0.5	0.0	0.4
Total AISC(1)	M$	29.2	40.5	19.5
AISC contribution margin(1)	M$	2.2	7.8	12.2
Non-sustaining expenditures	M$	4.5	3.0	4.6
Mine-site free cash flow(1)	M$	(2.3)	4.8	7.6
Unit analysis
Realized gold price per oz sold	$/oz	1,914	1,743	1,856
Cash costs per oz sold(1)	$/oz	1,129	1,018	1,047
AISC per oz sold(1)	$/oz	1,780	1,462	1,142
Mining cost per tonne mined	$/t	1.29	1.27	1.35
Processing cost per tonne processed	$/t	7.46	8.31	3.86
G&A cost per tonne processed	$/t	2.06	3.55	1.86
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q1 2023 Analysis
Production
During Q1 2023, Mesquite produced 16,405 ounces of gold (Q1 2022 - 17,050 ounces) at an AISC of $1,780 per oz (Q1 2022 - $1,142 per oz). The Company sold 16,406 ounces (Q1 2022 - 17,050 ounces) at an average realized gold price of $1,914 per oz (Q1 2022 - $1,856 per oz), recognizing revenue of $31.4 million (Q1 2022 - $31.7 million) for the Quarter.
Production was 4% lower in Q1 2023 compared to Q1 2022 due to mine sequencing, with fewer ounces added to the leach pad but more inventory drawdown from the leach pad during Q1 2023.
Mining during the Quarter resulted in similar amounts of waste and a decrease in ore mined compared to Q1 2022, with a 50% higher strip ratio compared to Q1 2022. The Company continued stripping phase 3 of the Brownie and Vista East pits to provide ore for the remainder of 2023. Mining unit costs were lower in Q1 2023 compared to Q1 2022 due to more waste hauls than ore hauls, which are shorter and less energy intensive than ore hauls. Additionally, diesel costs were 5% lower than Q1 2022. Total process costs were higher in Q1 2023 due to cyanide prices increasing 38% compared to Q1 2022. Processing unit costs also increased as 31% fewer ore tonnes were processed compared to Q1 2022. G&A unit costs were higher in Q1 2023 due to lower tonnes stacked in the Quarter, offset partially by the impact of a decrease in total G&A costs in Q1 2023 due to timing of spend.
AISC per oz sold increased in Q1 2023 compared to Q1 2022 primarily due to $10 million of capital stripping in Q1 2023, which was driven by mine sequencing within the Brownie and Vista East pits.

Management’s Discussion and Analysis For the three months ended March 31, 2023
Exploration and development
Exploration drilling at Mesquite during the Quarter totalled 6,888 metres (“m”) of reverse circulation (“RC”) drilling, including 5,339 m at the Ginger deposit and 1,550 m at the Rainbow deposit. Both drill programs included infill and growth-focused step-out components. Additional drilling is contingent on results, which are pending. Exploration expenditures at Mesquite for the Quarter were $1.5 million.
Sustaining capital expenditures for the Quarter were $10.2 million, primarily related to stripping of the Vista East pit and phase 3 of the Brownie pit. Non-sustaining expenditures for the Quarter were $4.5 million, primarily related to exploration drilling and lease payments for haul trucks.
Outlook
To reduce costs in the current inflationary environment, mining at Mesquite in 2023 pivoted to a small pit approach to reduce waste stripping, with ore being mined from Brownie phase 3 and Vista East 3. While this should reduce ounces produced in 2023, efforts to establish additional Mineral Reserves through exploration and resource drilling will continue and the Company will also continue the permitting required to enable mine life extensions beyond 2023.
Mesquite production for 2023 is estimated at 80,000 to 90,000 ounces of gold, with approximately 60% of production expected in the second half of the year. Cash costs are estimated at $1,345 to $1,410 per oz and AISC at $1,415 to $1,480 per oz. 2023. Sustaining expenditures of $5 million primarily relate to deferred stripping. Sustaining expenditures during the Quarter were higher than guidance due to a change in mine sequencing, resulting in a higher proportion of mining costs allocated to capital stripping. Non-sustaining expenditures of $16 million primarily relate to lease payments for trucks, exploration and ongoing permitting for drilling, additional areas to mine and leach pad expansion.

Management’s Discussion and Analysis For the three months ended March 31, 2023
Castle Mountain Gold Mine, California, USA
Castle Mountain is an open-pit heap leach gold mine located in San Bernardino County, California, approximately 200 miles north of Mesquite. Under a previous owner, Castle Mountain produced more than 1.3 million ounces of gold from 1992 to 2004, when production ceased due to low gold prices. Equinox Gold acquired Castle Mountain in December 2017 and commenced Phase 1 operations in Q4 2020. In 2021 Equinox Gold completed a feasibility study for a Phase 2 expansion that is expected to increase average production to more than 200,000 ounces of gold annually. In March 2022, the Company applied to amend existing permits to accommodate the Phase 2 expansion, as described in Development Projects.
Operating and financial results for the three months ended March 31, 2023

		Three months ended
Operating data	Unit	March 31, 2023	December 31, 2022	March 31, 2022
Ore mined and stacked to leach pad	kt	1,077	979	1,395
Waste mined	kt	676	585	161
Open pit strip ratio	w:o	0.63	0.60	0.12
Average gold grade stacked to leach pad	g/t	0.29	0.35	0.31
Gold produced	oz	4,455	6,124	5,231
Gold sold	oz	4,455	6,112	5,243
Financial data
Revenue	M$	8.6	10.7	9.9
Cash costs(1)	M$	6.6	8.3	5.7
Sustaining capital(1)	M$	0.3	0.4	6.5
Reclamation expenses	M$	0.1	0.1	0.0
Total AISC(1)	M$	7.0	8.8	12.2
AISC contribution margin(1)	M$	1.6	1.9	(2.4)
Non-sustaining expenditures	M$	1.4	1.6	2.1
Mine-site free cash flow(1)	M$	0.2	0.3	(4.5)
Unit analysis
Realized gold price per oz sold	$/oz	1,920	1,743	1,880
Cash costs per oz sold(1)	$/oz	1,472	1,351	1,095
AISC per oz sold(1)	$/oz	1,567	1,428	2,338
Mining cost per tonne mined	$/t	3.28	3.38	3.44
Processing cost per tonne processed	$/t	5.37	5.34	2.58
G&A cost per tonne processed	$/t	1.85	1.58	1.33
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q1 2023 Analysis
Production
During Q1 2023, Castle Mountain produced 4,455 ounces of gold (Q1 2022 - 5,231 ounces) at an AISC of $1,567 per oz (Q1 2022 - $2,338 per oz). The Company sold 4,455 ounces (Q1 2022 - 5,243 ounces) of gold at an average realized price of $1,920 per oz (Q1 2022 - $1,880 per oz), recognizing revenue of $8.6 million (Q1 2022 - $9.9 million) for the Quarter.
Production was lower in Q1 2023 compared to Q1 2022 as a result of fewer tonnes stacked and under leach due to grade under-reconciliation in a mineralized stockpile which impacted both ore volumes and grade. Additional grade control drilling is underway to increase operational flexibility. Crushing and agglomeration was achieved on over 60% of ore processed during the Quarter, and evaluation of options to increase this throughput is ongoing.
Mining unit costs for Q1 2023 were lower compared to Q1 2022 reflecting a 5% decrease in average diesel prices. Process unit costs increased in Q1 2023 compared to Q1 2022 as crush and agglomeration processing only commenced at the end of Q2 2022, and ROM processing is a lower-cost process.
AISC per oz sold decreased in Q1 2023 compared to Q1 2022 as the prior year had elevated sustaining capital spend due to leach pad construction.

Management’s Discussion and Analysis For the three months ended March 31, 2023
Exploration and development
No exploration drilling occurred at Castle Mountain during the Quarter and none is planned in 2023. A surface exploration program of geological mapping and channel sampling has commenced with the primary goal to sample previously identified mineralization exposed on surface such that data can be used in future Mineral Resource estimation. Exploration expenditures at Castle Mountain totaled $0.5 million during the Quarter.
Sustaining capital expenditures for the Quarter were $0.3 million, primarily related to work on a water well. Non-sustaining expenditures for the Quarter were $1.4 million, primarily related to Phase 2 permitting and optimization.
Outlook
Castle Mountain production for 2023 is estimated at 25,000 to 30,000 ounces of gold with cash costs of $1,765 to $1,850 per oz and AISC of $1,865 to $1,950 per oz. While Q1 2023 production has been below expectations, recovery plans are currently being evaluated to achieve the lower end of production guidance
Costs at Castle Mountain are expected to remain elevated as a result of the transition to crushing and agglomerating all ore to increase ore permeability and gold production. A portion of the ore being stacked continues to be ROM but the proportion under leach is expected to gradually transition to all crushed as crusher throughput is improved. Sustaining expenditures at Castle Mountain in 2023 include $2 million of sustaining capital for a variety of equipment upgrades.
Non-sustaining expenditures of $11 million at Castle Mountain in 2023 include $8 million for Phase 2 optimization studies, metallurgical test work and permitting progress monitoring (the Phase 2 permit amendment was submitted in March 2022), and $1 million for exploration activities.

Management’s Discussion and Analysis For the three months ended March 31, 2023
Los Filos Gold Mine, Guerrero, Mexico
Los Filos is located in Guerrero State, Mexico, and commenced production in 2008. Mining operations in 2022 and 2023 involves three open pits (Los Filos, Bermejal and Guadalupe) and two underground mines (Los Filos and Bermejal). In February 2023, operations at Bermejal underground were suspended to defer development capital and advance plans to improve productivity and reduce costs. Crushed and ROM ore from the various deposits is currently processed by heap leaching.
Operating and financial results for the three months ended March 31, 2023

		Three months ended
Operating data	Unit	March 31, 2023	December 31, 2022	March 31, 2022
Ore mined - open pit	kt	2,401	3,924	1,386
Waste mined - open pit	kt	11,247	9,083	14,000
Open pit strip ratio	w:o	4.69	2.31	10.10
Average open pit gold grade	g/t	0.93	0.87	0.67
Ore mined - underground	kt	121	134	147
Average underground gold grade	g/t	3.36	3.09	3.08
Tonnes processed	kt	2,800	4,018	1,527
Gold produced	oz	39,574	40,003	38,856
Gold sold	oz	39,611	39,290	38,471
Financial data
Revenue	M$	75.0	68.2	71.5
Cash costs(1)	M$	59.8	54.7	62.9
Sustaining capital(1)	M$	6.6	5.3	4.8
Reclamation expenses	M$	0.8	0.6	0.6
Total AISC(1)	M$	67.2	60.7	68.3
AISC contribution margin(1)	M$	7.9	7.6	3.1
Care and maintenance	M$	—	—	—
Non-sustaining expenditures	M$	0.2	3.9	13.4
Mine-site free cash flow(1)	M$	7.7	3.7	(10.3)
Unit analysis
Realized gold price per oz sold	$/oz	1,889	1,733	1,861
Cash costs per oz sold(1)	$/oz	1,508	1,393	1,635
AISC per oz sold(1)	$/oz	1,696	1,544	1,776
Mining cost per tonne mined - open pit	$/t	1.97	1.96	1.50
Mining cost per tonne mined - underground	$/t	129.06	117.88	96.01
Processing cost per tonne processed	$/t	8.18	5.52	12.62
G&A cost per tonne processed	$/t	2.58	1.67	5.45
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q1 2023 Analysis
Production
During Q1 2023, Los Filos produced 39,574 ounces of gold (Q1 2022 - 38,856 ounces) at an AISC of $1,696 per oz (Q1 2022 - $1,776 per oz). The Company sold 39,611 ounces (Q1 2022 - 38,471 ounces) at an average realized price of $1,889 per oz (Q1 2022 - $1,861 per oz), recognizing revenue of $75.0 million (Q1 2022 - $71.5 million) for the Quarter.
Production increased in Q1 2023 compared to Q1 2022, as ore mined and gold grade were higher compared to Q1 2022, but recovery and gold production continue to be impacted by ore with a higher copper content. While ounces stacked would normally be produced within the first 60 days of leaching, ore with a higher copper content requires higher dosages of cyanide to leach the gold and also has a longer recovery period. As a result, ounces stacked in Q4 2022 are expected to be recovered and produced later in 2023.

Management’s Discussion and Analysis For the three months ended March 31, 2023
Mining unit costs increased in Q1 2023 compared to Q1 2022 primarily due to increased maintenance spend on older trucks, as well as hauls becoming more energy intensive and requiring higher diesel consumption as the current phase of the pits gets deeper. Underground mining unit costs in Q1 2023 increased compared to Q4 2022 and Q1 2022 as Bermejal development was suspended at the end of February and demobilization costs were incurred. Processing unit costs in Q1 2023 decreased compared to Q1 2022 due to higher ore tonnes processed, while total processing costs increased due to increased volumes and an increase in the price of cyanide.
AISC per oz sold in Q1 2023 was lower than in Q1 2022 primarily due to mining sequence with a higher proportion of waste tonnes and lower grade of ore in Q1 2022, which resulted in a $6.9 million write-down of inventories to net realizable value (“NRV”) in Q1 2022. Operations continue to be impacted by inflationary pressures but these pressures have moderated since the end of Q2 2022.
Exploration and development
Exploration drilling at Los Filos is planned to commence in Q2 2023. Q1 2023 exploration work included preparations for drilling, field mapping and geological modelling, for a total spend during the Quarter of $0.4 million.
Sustaining capital expenditures for the Quarter were $6.6 million, primarily related to Los Filos open pit capitalized stripping and Los Filos and Bermejal underground development. Non-sustaining expenditures for the Quarter were $0.2 million.
Outlook
Los Filos production for 2023 is estimated at 160,000 to 180,000 ounces of gold. Cost guidance for 2023 is estimated at cash costs of $1,460 to $1,620 per oz with AISC of $1,680 to $1,865 per oz.
Primary ore sources for 2023 will be the Guadalupe and Los Filos open pits and the Los Filos North underground, with 80% of 2023 gold production coming from ore sourced from the open pits. Bermejal underground development has been slower and more costly than expected, in part due to blockades and disruptions and also due to productivity issues and increased costs. As a result, Bermejal underground mining was suspended in February 2023 to defer development capital until Greenstone construction is complete, and to allow time to work on plans to improve productivity and reduce costs.
Budgeted 2023 sustaining expenditures at Los Filos of $40 million include $12 million for Guadalupe open-pit stripping, $12 million for Los Filos North underground development, $10 million of open pit and underground mine equipment refurbishments and replacements, and $3 million of exploration.
There are no non-sustaining expenditures forecast for Los Filos in 2023.
The Company continues to review the timing of construction of a new carbon-in-leach (“CIL”) plant to operate concurrently with the existing heap leach operation, which would increase production and lower costs, but does not expect to make a construction decision until the majority of Greenstone expenditures are complete, operating inefficiencies are addressed and the Company feels it has reached long-term stability with local communities that will allow operations to continue without interruption.
On April 29, 2023, the Mexican Senate approved legislation relating to mining which includes proposals to shorten concession life, tighten rules relating to water, require engagement in indigenous and community consultation prior to concession approval, limit the ability of mining companies to expropriate privately-owned property necessary for mining operations, and profit sharing requirements to give back at least 5% of profits to local communities. The bill is subject to approval by Mexico’s Executive branch. The Company is currently assessing the impact of the proposals on its operations in Mexico, including the treatment of current concessions issued under previous legislation.

Management’s Discussion and Analysis For the three months ended March 31, 2023
Aurizona Gold Mine, Maranhão, Brazil
Aurizona is an open pit gold mine located in northeastern Brazil. Aurizona commenced production in July 2019 and mining is currently from the Piaba and Piaba East open pits with ore being processed in a CIL process plant. The Company is advancing permitting and a feasibility study related to an expansion that is expected to extend the mine life and increase annual gold production with development of an underground mine and satellite open pit deposits that would operate concurrently with the existing open pit mine.
Operating and financial results for the three months ended March 31, 2023

		Three months ended
Operating data	Unit	March 31, 2023	December 31, 2022	March 31, 2022
Ore mined	kt	438	1,231	430
Waste mined	kt	3,513	7,024	4,821
Open pit strip ratio	w:o	8.02	5.71	11.21
Tonnes processed	kt	868	770	806
Average gold grade processed	g/t	1.00	1.47	0.94
Recovery	%	91.0	92.5	90.5
Gold produced	oz	25,800	33,810	22,936
Gold sold	oz	26,539	33,244	23,634
Financial data
Revenue	M$	50.5	57.6	44.5
Cash costs(1)	M$	32.1	26.3	23.7
Sustaining capital(1)	M$	10.9	18.1	15.0
Reclamation expenses	M$	0.3	0.3	0.4
Total AISC(1)	M$	43.3	44.7	39.1
AISC contribution margin(1)	M$	7.1	13.0	5.5
Non-sustaining expenditures	M$	1.1	3.5	0.5
Mine-site free cash flow(1)	M$	6.0	9.5	5.0
Unit analysis
Realized gold price per oz sold	$/oz	1,901	1,731	1,880
Cash costs per oz sold(1)	$/oz	1,211	790	1,001
AISC per oz sold(1)	$/oz	1,634	1,343	1,651
Mining cost per tonne mined	$/t	3.36	2.25	2.54
Processing cost per tonne processed	$/t	12.22	13.01	12.70
G&A cost per tonne processed	$/t	5.02	4.60	4.73
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q1 2023 Analysis
Production
During Q1 2023, Aurizona produced 25,800 ounces of gold (Q1 2022 - 22,936 ounces) at an AISC of $1,634 per oz (Q1 2022 - $1,651 per oz). The Company sold 26,539 ounces (Q1 2022 - 23,634 ounces) at an average realized gold price of $1,901 per oz (Q1 2022 - $1,880 per oz), recognizing revenue of $50.5 million (Q1 2022 - $44.5 million) for the Quarter.
Production was higher in Q1 2023 compared to Q1 2022 due to better access to higher-grade ore benches of the main pit and better stockpile grades. An additional mine contractor was engaged during the Quarter to increase mining volumes during the rainy season and help build ore stockpiles.
Mining unit costs were higher in Q1 2023 compared to Q1 2022 primarily due to the impact of a contract renewal with the current mining contractor, which reflects the increasing cost of operations. Processing unit costs were lower in Q1 2023 compared to in Q1 2022 due to lower power costs.
AISC per oz sold in Q1 2023 was slightly lower than Q1 2022, reflecting lower sustaining spend during the Quarter. Higher mining unit costs in Q1 2023 were offset by the impact of an increase in gold sales.

Management’s Discussion and Analysis For the three months ended March 31, 2023
Exploration and development
Exploration drilling activities at Aurizona during the Quarter included 1,598 m of RC drilling focused on the main Piaba Trend, in areas between the Piaba and Tatajuba deposits and west of Tatajuba. Exploration expenditures at Aurizona during the Quarter totaled $0.3 million.
Sustaining capital expenditures for the Quarter were $10.9 million, primarily related to capitalized stripping and construction of a new tailings storage facility (“TSF”). Non-sustaining expenditures for the Quarter were $1.1 million, primarily related to feasibility studies for the underground expansion.
Outlook
Aurizona production for 2023 is estimated at 120,000 to 130,000 ounces of gold with cash costs of $1,065 to $1,130 per oz and AISC of $1,410 to $1,500 per oz.
Budgeted 2023 sustaining expenditures at Aurizona of $45 million include $18 million in capitalized waste stripping and $15 million for TSF expansions. Sustaining expenditures also include $1 million to complete installation of a pebble crusher, which is expected to help maintain plant processing capacity as the proportion of fresh rock in the ore feed increases.
Non-sustaining expenditures at Aurizona of $6 million in 2023 primarily relate to land acquisitions and exploration.
The Company will continue to advance the Aurizona underground expansion during 2023, including issuing a feasibility study mid-year and potentially establishing a portal and commencing development of an exploration ramp at the west end of the Piaba open pit in late 2023. Underground portal development is not included in 2023 cost guidance for Aurizona, since the construction decision is dependent on the results of the feasibility study.

Management’s Discussion and Analysis For the three months ended March 31, 2023
Fazenda Gold Mine, Bahia, Brazil
Fazenda is located in Bahia State, Brazil and has been in operation since 1984. Fazenda is primarily an underground operation complemented with production from several small open pits.
Operating and financial results for the three months ended March 31, 2023

		Three months ended
Operating data	Unit	March 31, 2023	December 31, 2022	March 31, 2022
Ore mined - open pit	kt	121	198	150
Waste mined - open pit	kt	1,556	1,193	729
Open pit strip ratio	w:o	12.83	6.03	4.87
Average open pit gold grade	g/t	1.51	1.78	1.51
Ore mined - underground	kt	193	211	217
Average underground gold grade	g/t	1.69	1.73	1.47
Ore mined - total	kt	314	409	367
Tonnes processed	kt	337	383	325
Average gold grade processed	g/t	1.58	1.82	1.55
Recovery	%	91.0	92.9	91.7
Gold produced	oz	15,685	20,304	14,741
Gold sold	oz	16,012	20,122	14,977
Financial data
Revenue	M$	30.1	34.8	27.9
Cash costs(1)	M$	18.8	19.1	14.0
Sustaining capital(1)	M$	1.6	0.6	3.1
Reclamation expenses	M$	0.1	0.6	0.6
Total AISC(1)	M$	20.5	20.3	17.7
AISC contribution margin(1)	M$	9.6	14.5	10.1
Non-sustaining expenditures	M$	1.6	5.1	0.4
Mine-site free cash flow(1)	M$	8.0	9.4	9.7
Unit analysis
Realized gold price per oz sold	$/oz	1,877	1,725	1,861
Cash costs per oz sold(1)	$/oz	1,175	948	938
AISC per oz sold(1)	$/oz	1,279	1,005	1,188
Mining cost per tonne mined - open pit	$/t	2.25	2.23	1.94
Mining cost per tonne mined - underground	$/t	32.61	31.88	25.08
Processing cost per tonne processed	$/t	14.20	13.41	13.95
G&A cost per tonne processed	$/t	6.77	5.81	5.23
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q1 2023 Analysis
Production
During Q1 2023, Fazenda produced 15,685 ounces of gold (Q1 2022 - 14,741 ounces) at an AISC of $1,279 per oz (Q1 2022 - $1,188 per oz). The Company sold 16,012 ounces (Q1 2022 - 14,977 ounces) at an average realized price of $1,877 per oz (Q1 2022 - $1,861 per oz), recognizing revenue of $30.1 million (Q1 2022 - $27.9 million) for the Quarter.
Gold production increased in Q1 2023 compared to Q1 2022 due primarily to higher grades from the underground mine.
Open pit mining unit costs were higher in Q1 2023 compared to Q1 2022 due to an annual contract adjustment with the mining contractor and a decrease in the quantity of mined material. Underground mining unit costs were higher in Q1 2023 compared to Q1 2022 as a result of higher maintenance costs due to timing of spend and fewer underground tonnes mined, resulting in an increase in fixed costs on a per unit basis.
AISC per oz sold was higher in Q1 2023 compared to Q1 2022, primarily due to the impact of higher mining costs.

Management’s Discussion and Analysis For the three months ended March 31, 2023

Exploration and development
During the Quarter, the Company drilled 11,188 m of core focused on Mineral Reserve replacement in the immediate underground mine area, representing 18% of the 63,000 m planned 2023 program. Field preparations for the 2023 surface exploration program continue and drilling is expected to commence in late April 2023. Exploration expenditures at Fazenda totaled $1.4 million during the Quarter.
Sustaining capital expenditures for the Quarter were $1.6 million, primarily related to underground development. Non-sustaining expenditures for the Quarter were $1.6 million, primarily related to exploration drilling.
Outlook
Fazenda’s production for 2023 is estimated at 60,000 to 65,000 ounces of gold, with cash costs estimated at $1,170 to $1,210 per oz and AISC estimated at $1,390 to $1,430 per oz.
Budgeted 2023 sustaining expenditures at Fazenda of $14 million primarily relate to $3 million for underground development, $2 million for open-pit waste stripping, $4 million for a TSF raise, and $3 million for fleet and plant refurbishment. Non-sustaining expenditures of $12 million include $3 million for underground development and $4 million for exploration.

Management’s Discussion and Analysis For the three months ended March 31, 2023
RDM Gold Mine, Minas Gerais, Brazil
RDM is located in Minas Gerais State, Brazil and commenced production in early 2014 as a conventional open-pit operation.
Operating and financial results for the three months ended March 31, 2023

		Three months ended
Operating data	Unit	March 31, 2023	December 31, 2022	March 31, 2022
Ore mined	kt	202	38	111
Waste mined	kt	2,343	404	5,118
Open pit strip ratio	w:o	11.58	10.51	46.18
Ore rehandled	kt	186	440	499
Tonnes processed	kt	397	549	566
Average gold grade processed	g/t	0.51	0.47	0.48
Recovery	%	89.8	84.7	87.2
Gold produced	oz	6,342	8,071	7,160
Gold sold	oz	6,024	8,216	7,162
Financial data
Revenue	M$	11.5	14.3	13.4
Cash costs(1)	M$	11.3	9.1	11.8
Sustaining capital(1)	M$	2.8	3.1	1.0
Reclamation expenses	M$	0.2	0.2	0.3
Total AISC(1)	M$	14.3	12.4	13.1
AISC contribution margin(1)	M$	(2.8)	2.0	0.4
Care and maintenance	M$	1.0	1.2	0.3
Non-sustaining expenditures	M$	—	—	13.8
Mine-site free cash flow(1)	M$	(3.8)	0.8	(13.7)
Unit analysis
Realized gold price per oz sold	$/oz	1,897	1,731	1,868
Cash costs per oz sold(1)	$/oz	1,879	1,104	1,641
AISC per oz sold(1)	$/oz	2,368	1,499	1,824
Mining cost per tonne mined	$/t	2.53	2.13	2.98
Processing cost per tonne processed	$/t	14.16	10.47	14.20
G&A cost per tonne processed	$/t	5.39	2.79	3.58
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q1 2023 Analysis
Production
During Q1 2023, RDM produced 6,342 ounces of gold (Q1 2022 - 7,160 ounces) at an AISC of $2,368 per oz (Q1 2022 - $1,824 per oz). The Company sold 6,024 ounces (Q1 2022 - 7,162 ounces) at an average realized price of $1,897 per oz (Q1 2022 - $1,868 per oz), recognizing revenue of $11.5 million (Q1 2022 - $13.4 million) for the Quarter.
Production was lower in Q1 2023 compared to Q1 2022 as permit delays meant RDM did not have access to the low-grade stockpiles until January 19. As a consequence, no ore was processed until the third week of January.
Mining unit costs were lower in Q1 2023 compared to Q1 2022 as mining was self-performed and supported with a new rental fleet of 15 60-ton trucks, compared to Q1 2022 when mining was performed predominantly by a mining contractor. Processing unit costs in Q1 2023 were in line with Q1 2022, as costs have scaled down with lower ore volumes processed.
AISC per oz sold for Q1 2023 was higher than Q1 2022 because of the January production stoppage, which limited ounce production, but was also due to the classification of capitalized stripping activities in 2022 as non-sustaining since, at that point, RDM was on a major multi-year capital strip campaign.

Management’s Discussion and Analysis For the three months ended March 31, 2023
Exploration and development
No exploration drilling occurred at RDM during the Quarter and none is planned for 2023.
Sustaining capital expenditures for the Quarter were $2.8 million, primarily related to capitalized waste stripping and TSF maintenance. Non-sustaining capital expenditures for the Quarter were nil.
Outlook
The Company resumed mining of in-situ ore using owner-operated rental equipment in early 2023. RDM production for 2023 is estimated at 50,000 to 60,000 ounces of gold. Cash costs are estimated at $1,460 to $1,620 per oz and AISC is estimated at $1,685 to $1,870 per oz.
Budgeted 2023 sustaining expenditures at RDM of $13 million include $8 million for a TSF raise to increase capacity and $3 million for deferred stripping.
There are no non-sustaining expenditures forecast for RDM in 2023.

Management’s Discussion and Analysis For the three months ended March 31, 2023
Santa Luz Gold Mine, Bahia, Brazil
Santa Luz is an open pit gold mine located in Bahia State, Brazil. Santa Luz poured first gold on March 30, 2022 and achieved commercial production effective October 1, 2022. The Company continues to work on increasing throughput and improving recoveries at Santa Luz.
Operating and financial results for the three months ended March 31, 2023

		Three months ended
Operating data	Unit	March 31, 2023	December 31, 2022	September 30, 2022
Ore mined	kt	762	796	731
Waste mined	kt	3,069	3,632	5,349
Open pit strip ratio	w:o	4.03	4.56	7.32
Tonnes processed	kt	534	594	533
Average gold grade processed	g/t	1.26	1.33	1.41
Recovery	%	62.6	59.8	71.2
Gold produced	oz	14,485	14,680	17,184
Gold sold	oz	14,249	14,680	17,756
Financial data
Revenue	M$	27.0	25.3	30.4
Cash costs(1)(2)	M$	22.6	37.2	22.3
Sustaining capital(1)	M$	0.1	3.3	—
Reclamation expenses	M$	0.3	0.1	0.1
Total AISC(1)	M$	23.0	40.6	22.4
AISC contribution margin(1)	M$	4.1	(15.2)	8.1
Care and maintenance	M$	—	—	0.6
Non-sustaining expenditures	M$	0.4	1.3	11.6
Mine-site free cash flow(1)(2)	M$	3.7	(16.5)	(4.1)
Unit analysis
Realized gold price per oz sold	$/oz	1,892	1,721	1,712
Cash costs per oz sold(1)	$/oz	1,586	2,533	1,254
AISC per oz sold(1)	$/oz	1,610	2,761	1,259
Mining cost per tonne mined	$/t	3.14	2.59	1.37
Processing cost per tonne processed	$/t	26.12	21.74	24.56
G&A cost per tonne processed	$/t	5.90	3.15	2.06
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Consolidated cash cost per oz sold and AISC per oz sold for the three months ended September 30, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.
Q1 2023 Analysis
Production
During Q1 2023, Santa Luz produced 14,485 ounces of gold (Q4 2022 - 14,680 ounces) at an AISC of $1,610 per oz (Q4 2022 - $2,761 per oz). The Company sold 14,249 ounces of gold (Q4 2022 - 14,680 ounces) at an average realized price of $1,892 per oz (Q4 2022 - $1,721 per oz), recognizing revenue of $27.0 million (Q4 2022 - $25.3 million) for the Quarter.
Production in Q1 2023 was in line with Q4 2022 and current expectations. Santa Luz uses a resin-in-leach process plant to address the high total organic carbon content of the ore and Equinox Gold has successfully achieved higher overall recoveries than realized by previous operators who used activated carbon in a CIL plant. The team continues to build upon its experience to efficiently operate and improve recoveries in the resin-in-leach plant.
Mining unit costs were higher in Q1 2023 compared to Q4 2022 as mining volumes declined and, at lower volumes, the contract mining tonnes become more costly. Processing unit costs in Q1 2023 were higher than Q4 2022 as Santa Luz continues to work on optimizing recoveries.

Management’s Discussion and Analysis For the three months ended March 31, 2023
AISC per oz sold for Q1 2023 was lower than Q4 2022 primarily due to operational disruptions which impacted gold recovery in Q4 2022, which led to a write-down of stockpile inventories to NRV at December 31, 2022. There were no similar disruptions during Q1 2023. The decrease in AISC per oz sold was also due to the impact of lower sustaining capital expenditures in Q1 2023 as compared to Q4 2022.
The 2023 surface exploration program at Santa Luz commenced in March 2023 and 762 m of RC drilling was completed at the near-mine Mansinha South deposit. A total of 9,000 m of RC drilling is planned for 2023. Exploration expenditures totaled $0.4 million during the Quarter.
Sustaining capital expenditures for the Quarter were $0.1 million. Non-sustaining expenditures for the Quarter were $0.4 million, related to exploration expenditures.
Outlook
The focus at Santa Luz in 2023 is on stabilizing ore feed blend characteristics, attaining steady state plant throughput at design capacity of 2.7 million tonnes per year, and improving recoveries. Expectations are to achieve recoveries of 65% in H1 2023 and 70% or more for H2 2023. Recoveries in April 2023 averaged over 65%.
Production at Santa Luz in 2023 is estimated at 60,000 to 70,000 ounces of gold. Cash costs are estimated at $1,535 to $1,695 per oz and AISC is estimated at $1,775 to $1,950 per oz.
Budgeted 2023 sustaining expenditures at Santa Luz of $17 million include $10 million for a TSF raise to increase capacity and $3 million for deferred stripping.
Non-sustaining expenditures in 2023 include $2 million for exploration.

Management’s Discussion and Analysis For the three months ended March 31, 2023

DEVELOPMENT PROJECTS
Greenstone Project, Ontario, Canada
Greenstone is being advanced in a 60/40 partnership between Equinox Gold and Orion Mine Finance Group (“Orion”) through their respective interests in Greenstone Gold Mine GP Inc., which manages the project. The Company acquired a 50% interest in Greenstone in April 2021, and subsequently purchased an additional 10% interest from Orion to bring its total interest in the project to 60%. Greenstone will be an open-pit mine with the expectation of producing more than 5 million ounces of gold over an initial 14-year mine life. Gold production for the first five years of operations is estimated at more than 400,000 ounces annually with life-of-mine production expected to average 360,000 ounces annually, with 60% attributable to Equinox Gold.
On October 27, 2021, Equinox Gold announced groundbreaking for full-scale construction of Greenstone with a construction budget of C$1.53 billion (100% basis) ($1.23 billion at a rate of USD:CAD 1.25). Construction is being funded on a pro rata basis with Equinox Gold funding 60% and Orion funding 40%.
2023 Update and Outlook
During Q1 2023, the secondary crusher, high pressure grinding rolls building and east end process plant buildings were enclosed and heated, as planned. Installation of the two ball mills commenced on schedule. Most major equipment has arrived on site, including primary and secondary crusher components, apron feeder, conveyors, the thickener and prefabricated electrical rooms. Work on the TSF continued to progress on plan and water was successfully diverted through the new Goldfield Creek Diversion. The sewage treatment plant, potable water treatment plant, pit fuel station for mobile equipment and site-mixed emulsion plant were released to the operations team. Three additional 240-ton CAT 793F haul trucks, one Komatsu PC5500 shovel and one Komatsu D375A-8 bulldozer were commissioned during Q1 2023. Mine pre-production activities continue to ramp up on plan and have been operating 24/7 since Q4 2022, with 6.0 million tonnes of material moved to date.

At the end of Q1 2023, the total value contracted was $980 million (100% basis), representing approximately 80% of total budgeted capital expenditures, with 30% of the total cost awarded on a fixed cost basis and 19% awarded to Indigenous community companies or joint ventures. At the end of Q1 2023, $796 million (65%) of the $1,225 million construction budget had been spent (100% basis). The Company’s share of expenditures during the Quarter was $84 million with $478 million spent project to date. In addition, the Company capitalized interest of $7 million during the Quarter and $22 million project to date. During 2023, Equinox Gold expects to fund $277 million of construction capital.
At March 31, 2023, the overall project was 73% complete. Detailed engineering was 100% complete, construction was 65% complete, procurement was 83% complete, earthworks were 74% complete, concrete was 87% complete, structural steel was 78% complete and the TSF was 57% complete. The project remains on budget and is on track to pour gold in the first half of 2024.
Construction during Q2 2023 is expected to focus on advancing mechanical, piping and electrical installations in the process plant and power plant buildings, progressing the crushed ore storage and reclaim facilities, and assembling and installing the conveyors. With the warmer weather, work is expected to restart on the crusher retaining wall and the highway realignment. Preparations for commissioning and operations are well underway.
Los Filos Expansion, Guerrero, Mexico
2023 Update and Outlook
Although production and development were suspended in the Bermejal underground mine in February 2023, during the Quarter prior to suspension the Company completed 440 m of Bermejal underground development and 32,975 tonnes of ore were mined with an average gold grade of 3.09 g/t.
On October 19, 2022, the Company released the results of an updated feasibility study for a potential expansion. While the economic and production estimates outlined in the feasibility study are predicated on construction of the CIL plant commencing in 2023, Equinox Gold has not made a construction decision at this time. In February 2023, as Bermejal development has been slower and more costly than expected in part due to blockades and disruptions and also due to productivity issues and increased costs, the Company suspended activities at the Bermejal underground deposit to defer capital spend until Greenstone construction is complete, and allow time to work on plans to improve productivity and reduce costs. In addition, the Bermejal deposit is more attractive economically in conjunction with the planned CIL processing plant. Any decision to proceed with the Los Filos expansion will be made considering the operating stability in the region, market conditions, and availability and cost of capital.

Management’s Discussion and Analysis For the three months ended March 31, 2023

DEVELOPMENT PROJECTS (CONTINUED)
Castle Mountain Expansion, California, USA
In March 2021, the Company announced the results of the feasibility study for a Phase 2 expansion at Castle Mountain. The current operation consists of placing 12,700 tonnes per day (“t/d”) of ROM and crushed ore on a heap leach facility. Phase 2 is expected to expand ROM heap leaching and incorporate milling of higher-grade ore, increasing production to an average of 218,000 ounces per year for 14 years followed by leach pad rinsing to recover residual gold. Life-of-mine production including Phase 1 operations and end of mine life rinsing is estimated at 3.4 million ounces of gold over a 21-year mine life. On a standalone basis, Phase 2 is expected to produce 3.2 million ounces of gold with AISC in the lower industry quartile.
2023 Update and Outlook
The Company is engaging in optimization work on the processing circuit and expects to commence work on the Front End Engineering Design (“FEED”) in 2023.
In March 2023 President Biden signed a proclamation designating Avi Kwa Ame as a new national monument in southern Nevada. The monument overlays the Nevada half of the Castle Mountain access road, which is also the planned route for overhead and buried utilities to support Phase 2 expanded operations. The monument proclamation maintains the right of existing mine access and, importantly, allows for the permitting of future utilities, including those proposed to support Phase 2 operations at Castle Mountain.
While Phase 2 is expected to operate within the existing approved mine boundary, the changes to previously analyzed impacts, such as increased land disturbance within the mine boundary and increased water use, require modification to the Company’s approved Mine and Reclamation Plan (“Plan”) for the project. The Plan amendment application was submitted to the lead agencies (San Bernardino County and U.S. Bureau of Land Management) in March 2022. The lead agencies determined Plan completeness in early 2023 and continue to complete their preliminary administrative requirements. The Company anticipates these activities will transition into the stage of formal environmental analysis (Environmental Impact Statement) during Q4 2023, with most of the Environmental Impact Statement work occurring in 2024.
Aurizona Expansion, Brazil
The Company sees potential to extend the Aurizona mine life to more than 10 years and increase annual production through development of a new underground mine and satellite open pit deposits. The underground mine would operate concurrently with the existing open pit until the pit is fully mined out; afterwards, the satellite open pits would be mined concurrently with the underground mine.
2023 Update and Outlook
In Q1 2023, the Company advanced permitting of the underground expansion project and delivered the updated Economic Assessment Plan to ANM (the Brazil National Mining Agency). Underground designs and schedules have been developed and the updated Mineral Resource shows a significantly larger underground mine than contemplated in the pre-feasibility study. Updates to the geotechnical and hydrogeological models were finalized during Q1 2023, as was the design of the exploration decline that will transition into the main production decline. The expansion feasibility study is scheduled for completion in mid-2023.

HEALTH, SAFETY AND ENVIRONMENT
Health & Safety
Equinox Gold had one lost-time injury during the Quarter. The Company’s Lost-time Injury Frequency Rate (“LTIFR”) is 0.15 per million hours worked for the 12-month rolling period (0.20 for the Quarter), compared to the target of 0.63 per million hours worked for calendar year 2023. The Company’s Total Reportable Injury Frequency Rate (“TRIFR”), which is a measure of all injuries that require the attention of medically trained personnel, is 1.38 per million hours worked for the 12-month rolling period (0.81 for the Quarter), compared to the target of 3.25 per million hours worked for calendar year 2023.
Environment
The Company’s Significant Environmental Incident Frequency Rate (“SEIFR”) is 0.59 per million hours worked for the 12-month rolling period (0.20 for the Quarter) compared to the target of 1.60 per million hours worked for calendar year 2023.
There was one significant environmental incident during the Quarter as defined by the Company’s environmental standards. At Los Filos, an inline filter containing cyanide failed, causing a spill. All cleanup and remediation actions have been completed.

Management’s Discussion and Analysis For the three months ended March 31, 2023

COMMUNITY DEVELOPMENT AND ESG REPORTING
Community Engagement and Development
Equinox Gold engages in early, frequent and transparent dialogue with stakeholders as a means to build trust and provide a space for collaboration and long-term commitment. At all operations, dedicated community engagement teams seek feedback from local communities and stakeholders so that collaborative solutions to concerns can be implemented.
During Q1 2023, the Company continued implementing social sustainability software that will support sites’ management, analysis and reporting of community engagement and development activities. Training has been completed and use of the software is expected to commence in Q2 2023.
Community engagement activities and events were held at each of the Company’s sites during the Quarter. In Brazil, all sites continue implementing community programs in support of education, sports, culture and skills training. Aurizona launched an internship program for mining technicians, and an information technology and a mechanics course for community members. Fazenda hosted an on-site event for employees’ families to raise awareness of the importance of health and safety culture at work and at home, and launched a table tennis program. RDM hosted site tours and meetings with local government authorities, and launched the community cinema program in Porteirinha community. Santa Luz hosted site tours with primary schools and Instituto Federal do Rio Grande do Norte students and held meetings with local government officials and Nova Esperança community representatives.
During the Quarter, Aurizona held Cyanide Code training at a local hospital, Fazenda carried out a dam break emergency simulation in local communities, and Santa Luz conducted blasting monitoring in Campo Grande de Baixo community. Aurizona supported the maintenance of the community water treatment plant, and both Aurizona and Santa Luz provided maintenance for community roads.
In Mexico, Los Filos has met regularly with representatives of the three communities where the site is located and is advancing the construction of a healthcare centre and water distribution project in Carrizalillo community.
In Canada, Greenstone hosted a number of site tours for key stakeholders including members of its four First Nations partners, the Ontario Minister of Northern Development and Indigenous Affairs, and students of the Mining Readiness Training Program. Greenstone’s team also participated in community meetings to provide project updates and respond to any questions and concerns from community members, and the project’s First Nation partners were invited to attend a meeting with Greenstone’s Independent Tailings Review Board to discuss the TSF project.
In the USA, Castle Mountain held a meeting with representatives of the Fort Mojave Indian Tribe and hosted a mine tour with the Nevada Division of Minerals and teachers from the Clark County school district, as well as land conservation organizations. The tours focused on mining and mine reclamation. Castle Mountain also sponsored and participated in the San Bernardino County California Days event, which highlights the importance of mining and minerals in society.
ESG Reporting
Equinox Gold continues to publish select Health & Safety and Environmental data quarterly in the Responsible Mining section of the Company’s website. During the Quarter, the Company prepared its 2022 ESG Report in line with the reporting frameworks of the Global Reporting Initiative (“GRI”) and the Sustainability Accounting Standards Board (“SASB”) and expects to publish the report in Q2 2023.
In February 2023, the Company published its first Climate Action Report in line with the TCFD framework, which explains the Company’s target of achieving a 25% reduction in greenhouse gas emissions by 2030. This target applies to the Company’s Scope 1 and Scope 2 emissions compared to “business-as-usual” forecast emissions in 2030 if no intervention measures were taken.
The Company was assessed by Sustainalytics and received an ESG Risk Rating of 35.9, representing a 16.5% improvement from the previous rating and placing Equinox Gold below the gold sub-industry median, indicating that the Company has lower risk than many of its peers. Like most of the gold sub-industry, Sustainalytics ranked Equinox Gold with high ESG risk exposure, but assessed Equinox Gold as having above average ESG risk management.

Management’s Discussion and Analysis For the three months ended March 31, 2023

CORPORATE
Gold Prepay and Gold Purchase and Sale Arrangements
In March 2023, the Company entered into a gold sale prepay arrangement (the “Gold Prepay”) with a syndicate of its existing lenders whereby the Company received a net cash payment of $139.5 million, based on forward gold curve prices averaging approximately $2,170 per ounce, in exchange for delivering 3,605 ounces of gold per month from October 2024 through July 2026 for a total of 79,310 ounces. Gold deliveries can be from production from any of the Company’s operating mines and the Gold Prepay can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces. The Company can increase total proceeds to $150 million through execution of an additional gold prepay on or prior to June 30, 2023.
The Company also signed a non-binding term sheet for a gold purchase and sale arrangement with Sandbox whereby, on closing, the Company will receive a payment of $50 million from Sandbox in exchange for monthly deliveries equal to the greater of: a) 333 gold ounces and b) gold ounces equal to 1.2% of the monthly gold production from Greenstone Gold Mine (100% basis). Gold deliveries would commence in October 2023 and continue until a total of 60,000 ounces have been delivered. Sandbox will make ongoing cash payments equal to 20% of the spot gold price for each gold ounce delivered. Gold deliveries can be from production from any of the Company’s operating mines. Equinox Gold will have the option to buy down up to 75% of the delivery obligation at the then current spot gold price, subject to adjustment for the ongoing payment and a minimum price per ounce of $2,000. The Sandbox Arrangement can be increased to $75 million on mutual agreement of Equinox Gold and Sandbox Royalties. Finalizing the Sandbox Arrangement is subject to lender approval and successful intercreditor discussions.
i-80 Gold Unit Sale
On March 31, 2023, the Company sold 11.6 million units (the “Units”) of i-80 Gold at a price of C$2.76 per Unit for gross proceeds of $23.7 million (the “Offering”). Each Unit consisted of one common share of i-80 Gold and one-half of one common share purchase warrant of i-80 Gold, with each whole warrant exercisable to purchase one common share of i-80 Gold at a price of C$3.45 per share for a period of 12 months closing of the Offering.
On disposition of the Company’s partial interest in i-80 Gold, the Company’s retained interest in i-80 Gold was reduced to 19.95% and reclassified from investment in associate to marketable securities measured at fair value through other comprehensive income or loss (“OCI” or “OCL”). The Company recognized a gain of $34.5 million, net of $0.8 million in transaction costs, in other income for the three months ended March 31, 2023 on the sale of its partial interest in i-80 Gold and the reclassification of the investment to marketable securities, calculated as the difference between the fair value of the retained interest of $119.9 million and proceeds from disposition of $23.7 million, and the carrying amount of the Company’s investment in i-80 Gold on the date of disposition.
Solaris Share Sale
During Q1 2023, the Company sold its remaining 12.0 million common shares of the Company’s investment in Solaris for gross proceeds of $53.3 million (C$71.8 million).
Gold Collar Contracts
With the increase in gold prices during the Quarter, the Company took measures to manage cash flow variability during the construction period of Greenstone by entering into gold collar contracts. On January 31, 2023, the Company entered into gold collar contracts with a put strike price of $1,900 per ounce and an average call strike price of $2,065 per ounce, for 10,644 ounces per month beginning February 2023 to March 2024. In April 2023, the Company entered into gold collar contracts with an average put strike price of $1,950 per ounce and an average call strike price of $2,250 per ounce, for 3,050 ounces per month beginning April 2023 through to March 2024. These contracts have been accounted for as derivatives measured at fair value, based on forward gold prices, at the end of each reporting period, with changes in fair value recognized in other income or expense.
Credit Facility Amendment
On February 17, 2023, the Company entered into an amending agreement with the syndicate of lenders to amend certain of the financial covenants under its revolving credit facility (the “Revolving Facility”). In connection with the amendment, the interest rate margins applicable to the amounts drawn on the Revolving Facility of 2.25% to 3.50%, based on the Company’s total net leverage ratio, were increased to 2.50% to 4.50%. Effective February 17, 2023, amounts drawn under the Revolving Facility are subject to variable interest rates at the applicable term rate based on the Secured Overnight Financing Rate plus an applicable margin of 2.50% to 4.50%, based on the Company’s total net leverage ratio, and a credit spread adjustment of 0.10% to 0.25%, based on the interest period. On amendment, the Company recognized a modification loss of $4.3 million.
At-the-Market Equity Offering Program
For the three months ended March 31, 2023, the Company issued 4,369,615 common shares under the ATM Program at a weighted average share price of $3.88 per common share for total gross proceeds of $16.9 million.

Management’s Discussion and Analysis For the three months ended March 31, 2023

FINANCIAL RESULTS

Selected financial results for the three months ended March 31, 2023 and 2022

$ amounts in millions, except per share amounts	Three months ended
	March 31, 2023	March 31, 2022
Revenue	$234.1	$223.2
Cost of sales
Operating expense	(172.2)	(152.4)
Depreciation and depletion	(47.4)	(42.3)
Earnings from mine operations	14.5	28.5
Care and maintenance expense	(1.1)	(0.4)
Exploration expense	(1.8)	(3.2)
General and administration expense	(9.9)	(11.8)
Income from operations	1.6	13.1
Finance expense	(12.7)	(9.4)
Finance income	3.0	0.8
Share of net loss in associate	(16.0)	(1.6)
Other income (expense)	31.9	(19.0)
Net income (loss) before taxes	7.8	(16.1)
Income tax recovery (expense)	9.6	(3.7)
Net income (loss)	$17.4	$(19.8)
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.06	$(0.07)
Diluted	$0.05	$(0.07)
Earnings from mine operations
Revenue for Q1 2023 was $234.1 million (Q1 2022 - $223.2 million) on sales of 123,295 ounces of gold (Q1 2022 - 119,324 ounces). The increase in revenue compared to Q1 2022 was primarily due to an increase in the gold ounces sold.
The 3% increase in gold ounces sold in Q1 2023 compared to Q1 2022 was mainly driven by the contribution of production ounces at Santa Luz, which achieved commercial production at the end of Q3 2022, and higher production at Aurizona, offset partially by no production ounces contributed by Mercedes in Q1 2023 following its sale in April 2022. Aurizona production was 12% higher mainly due to increased grades and higher mill throughput. Los Filos production increased slightly despite a large increase in ounces on the leach pad due to the higher copper content in ore tonnes which has delayed gold production. Fazenda production was 6% higher mainly due to better underground grades and high mill throughput. RDM production was 11% lower primarily due to permitting delays that impacted access to mineralized stockpiles until later in January 2023. Mesquite production decreased slightly mainly due to mine sequencing. Castle Mountain production was 15% lower due to under-reconciliation in a mineralized stockpile.
Operating expense in Q1 2023 was $172.2 million compared to $152.4 million in Q1 2022. The 13% increase in Q1 2023 compared to Q1 2022 was primarily due to the contribution of operating expense at Santa Luz and higher operating expense at Aurizona as a result of higher production and higher costs, offset partially by no contribution of operating expense at Mercedes following its sale in April 2022. Higher costs at Aurizona were primarily due to the impact of a contract renewal with the current mining contractor, which reflects the increasing cost of operations.
Depreciation and depletion in Q1 2023 was $47.4 million compared to $42.3 million in Q1 2022. The 12% increase in Q1 2023 compared to Q1 2022 was primarily due to the contribution of depreciation and depletion at Santa Luz and higher depreciation and depletion at Los Filos due to higher sales volumes compared to Q1 2022, offset partially by lower depreciation and depletion at Fazenda.

Management’s Discussion and Analysis For the three months ended March 31, 2023

FINANCIAL RESULTS (CONTINUED)
General and administration
General and administration expense in Q1 2023 was $9.9 million compared to $11.8 million in Q1 2022. Salaries and benefits were higher compared to Q1 2022 mainly due to an increase in headcount and accrued bonus expense. Share-based compensation expense was higher compared to Q1 2022, driven by an increase in the number of units granted due to timing of grants and an increase in headcount. The increases were offset by lower professional fees, driven by a decrease in finance and IT consulting related expenditures, and lower office and other expenses, driven by a decrease in software licensing expenditures.
Other income (expense)
Other income for Q1 2023 was $31.9 million compared to other expense of $19.0 million in Q1 2022.

	Three months ended
	March 31, 2023	March 31, 2022
Change in fair value of foreign exchange contracts	$18.5	$18.1
Change in fair value of gold contracts	(5.0)	(6.8)
Change in fair value of warrants	(3.7)	(18.7)
Gain on sale of partial interest and reclassification of investment in i-80 Gold	34.5	—
Loss on modification of revolving credit facility	(4.3)	—
Loss on disposals and write-downs of plant and equipment	(0.1)	(0.4)
Foreign exchange loss	(1.9)	(12.0)
Other (expense) income	(6.1)	0.8
Total other income (expense)	$31.9	$(19.0)
The change in fair value of warrants for Q1 2023 was a loss of $3.7 million compared to a loss of $18.7 million in Q1 2022. Equinox Gold held warrants to acquire shares of Solaris, all of which were exercised in March 2023. The loss in Q1 2023 was primarily due to an 11% decrease in Solaris’ share price prior to exercising the warrants in March 2023 compared to December 31, 2022. The loss in Q1 2022 was primarily due to a 28% decrease in Solaris’ share price compared to December 31, 2021.

The foreign exchange loss for Q1 2023 was $1.9 million compared to a loss of $12.0 million in Q1 2022. The losses in Q1 2023 and Q1 2022 were primarily driven by a strengthening of the Brazilian Real (“BRL”) and Mexican Peso (“MXN”) compared to the USD and its impact on foreign currency denominated assets and liabilities.

Total other income for Q1 2023 also included a gain of $34.5 million related to the partial sale of the Company’s interest in i-80 Gold and reclassification to marketable securities and a modification loss of $4.3 million on amendments to the Company’s revolving credit facility.
Income tax recovery (expense)
In Q1 2023, the Company recognized a tax recovery of $9.6 million compared to a tax expense of $3.7 million in Q1 2022. The tax recovery for Q1 2023 was primarily due to operating losses in Brazil and Mexico, tax benefits on foreign exchange recoveries in connection with the strengthening of the BRL and MXN and an inflation adjustment in Mexico, offset partially by the profitable operations in the US. The tax expense for Q1 2022 was primarily due to profitable operations in the US and Mexico, and the impact of sales of subsidiaries, offset partially by the operating losses in Brazil.

Management’s Discussion and Analysis For the three months ended March 31, 2023

FINANCIAL RESULTS (CONTINUED)

Selected quarterly information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through March 31, 2023:

$ amounts in millions, except per share amounts	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022
Revenue	$234.1	$259.3	$245.1	$224.6
Cost of sales
Operating cost	(172.2)	(168.2)	(188.8)	(170.7)
Depreciation and depletion	(47.4)	(59.0)	(48.9)	(37.0)
Earnings from mine operations	14.5	32.0	7.4	16.9
Care and maintenance expense	(1.1)	(1.4)	(2.9)	(4.7)
Exploration expense	(1.8)	(4.5)	(6.2)	(4.5)
General and administration expense	(9.9)	(12.8)	(10.9)	(11.1)
Income (loss) from operations	1.6	13.3	(12.6)	(3.4)
Finance expense	(12.7)	(12.4)	(10.3)	(8.2)
Finance income	3.0	2.6	1.3	0.9
Share of net (loss) income in associate	(16.0)	(3.6)	4.9	(5.9)
Other income (expense)	31.9	(4.9)	(11.3)	(32.7)
Net income (loss) before taxes	7.8	(5.0)	(28.0)	(49.3)
Income tax recovery (expense)	9.6	27.6	(2.1)	(29.5)
Net income (loss)	$17.4	$22.6	$(30.1)	$(78.8)
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.06	$0.07	$(0.10)	$(0.26)
Diluted	$0.05	$0.07	$(0.10)	$(0.26)

	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021
Revenue	$223.2	$381.2	$245.1	$226.2
Cost of sales
Operating cost	(152.4)	(215.5)	(152.7)	(139.9)
Depreciation and depletion	(42.3)	(66.4)	(46.8)	(45.0)
Earnings from mine operations	28.5	99.3	45.6	41.3
Care and maintenance expense	(0.4)	(0.1)	(6.0)	(7.2)
Exploration expense	(3.2)	(2.9)	(5.6)	(4.7)
General and administration expense	(11.8)	(17.3)	(12.4)	(15.5)
Income from operations	13.1	79.0	21.6	13.9
Finance expense	(9.4)	(10.3)	(10.7)	(11.8)
Finance income	0.8	1.1	1.1	0.2
Share of net (loss) income in associate	(1.6)	8.3	(5.3)	0.4
Other (expense) income	(19.0)	10.1	(18.0)	385.2
Net (loss) income before taxes	(16.1)	88.2	(11.3)	387.9
Income tax (expense) recovery	(3.7)	20.8	3.2	15.8
Net (loss) income	$(19.8)	$109.0	$(8.1)	$403.7
Net (loss) income per share attributable to Equinox Gold shareholders
Basic	$(0.07)	$0.37	$(0.03)	$1.37
Diluted	$(0.07)	$0.32	$(0.03)	$1.19

Management’s Discussion and Analysis For the three months ended March 31, 2023

LIQUIDITY AND CAPITAL RESOURCES
Liquidity Risk
The Company is exposed in varying degrees to a variety of financial instrument related risks including credit risk, liquidity risk and market risk. The Company's exposures to financial risks and the Company’s objectives, policies and processes for managing those risks are described in note 32 to the Company's consolidated financial statements for the year ended December 31, 2022. There were no significant changes to the Company's exposures to financial risks or to the Company's management of its exposures during the three ended March 31, 2023 except as noted below.
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. At March 31, 2023, the Company had financial, operating and capital commitments of $394.4 million which require settlement within the next twelve months. The Company has a $700 million Revolving Facility available for general corporate purposes, other than for repayment of amounts owing under the 2019 and 2020 Convertible Notes. At March 31, 2023, the Company had cash and cash equivalents of $284.9 million and $127.2 million available under the Revolving Facility.
The Company's objective in managing its liquidity risk is to ensure there is sufficient capital to meet its short-term business requirements after taking into account the Company's holdings of cash and cash equivalents. The Company seeks to manage its liquidity risk through a rigorous planning, budgeting and forecasting process to help determine the funding requirements to support its current operations, development and expansion plans.
The Company also manages its liquidity risk by managing its capital structure. The Company's primary objective when managing capital is to ensure it will be able to continue as a going concern and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise. The Company makes adjustments to its capital structure as necessary in light of current economic conditions. The Company, upon approval from its Board of Directors, seeks to balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. To maintain its capital structure, the Company may, from time to time, issue or buy back equity, draw down or repay debt, or sell assets.
Working capital
Cash and cash equivalents at March 31, 2023 were $284.9 million (December 31, 2022 - $200.8 million) and net working capital was $598.6 million (December 31, 2022 - $383.4 million). The increase in working capital compared to December 31, 2022 is primarily due to increases in cash and cash equivalents, marketable securities, and inventories, in addition to a decrease in accounts payable and accrued liabilities, offset partially by a decrease in derivative assets. The significant components of working capital are described below.
Marketable securities at March 31, 2023 were $133.9 million (December 31, 2022 - $36.9 million). The increase was primarily due to an increase of $119.9 million related to the reclassification of the Company’s investment in i-80 Gold from investment in associate to marketable securities following the partial sale of the Company’s interest in i-80 Gold at the end of March 2023. Partially offsetting the increase was a decrease of $21.6 million related to the sale of the Company’s remaining investment in Solaris during the Quarter.
Trade and other receivables at March 31, 2023 were $78.2 million (December 31, 2022 - $76.1 million) and were mainly comprised of $6.0 million of trade receivables from gold sales (December 31, 2022 - $8.2 million), $38.2 million of value-added taxes receivable from the Brazilian and Mexican governments (December 31, 2022 - $36.7 million), $18.1 million of receivables from asset sales (December 31, 2022 - $15.3 million) and income tax receivables of $12.3 million (December 31, 2022 - $13.2 million). Receivables from asset sales at March 31, 2023 include a $9.2 million receivable from Pilar Gold Inc. and a $8.6 million receivable from Bear Creek in connection with the sale of Mercedes in April 2022.
Current inventories at March 31, 2023 was $309.0 million (December 31, 2022 - $265.1 million). The increase was mainly due to an increase in heap leach inventories at Los Filos driven by an 8% increase in ounces on the leach pad and a 14% increase in cost per ounce on the leach pad and an increase in stockpile inventories at Santa Luz, offset partially by a decrease in stockpile inventories at Aurizona due to draw downs on the stockpile during the rainy season.
Current derivative assets at March 31, 2023 were $20.7 million (December 31, 2022 - $36.2 million). The decrease was mainly due to the exercise of the Company’s remaining Solaris share purchase warrants in March 2023, offset partially by an increase in the fair value of foreign exchange contracts.
Current liabilities at March 31, 2023 were $260.7 million (December 31, 2022 - $271.7 million). The decrease in current liabilities was mainly due to a $26.2 million decrease in accounts payable and accrued liabilities as a result of timing of payments, offset partially by an increase in derivative liabilities, mainly due to fair value changes on gold collar contracts entered into during the Quarter, and other current liabilities, mainly due to the recognition in the Quarter of a lease liability related to mining equipment at RDM.

Management’s Discussion and Analysis For the three months ended March 31, 2023
Cash flow
Cash provided by operating activities in Q1 2023 was $143.4 million compared to cash used in operating activities of $16.4 million in Q1 2022. The increase in cash provided by operating activities was primarily due to a net cash payment of $139.5 million received in connection with the Gold Prepay arrangement entered into in March 2023.
Cash used in investing activities in Q1 2023 was $56.8 million compared to $124.8 million in Q1 2022. In Q1 2023, the Company spent $127.9 million on capital expenditures compared to $123.9 million in Q1 2022. The increase was primarily due to higher capital spending at Greenstone as construction work continues, offset partially by lower capital spending at Santa Luz as the mine completed construction and commenced commercial production at the end of Q3 2022, and lower capital spending at Los Filos, driven by reduced capitalized stripping in the Los Filos open pit. In Q1 2023, capital expenditures at Greenstone were $83.8 million, excluding capitalized interest of $7.3 million. In Q1 2023, the Company received $53.3 million on the disposition of Solaris shares (Q1 2022 - nil), received $22.9 million on the disposal of assets, primarily related to the sale of partial interest in i-80 Gold (Q1 2022 - nil), and purchased $6.7 million of marketable securities (Q1 2022 - nil).
Cash used in financing activities in Q1 2023 was $3.5 million compared to $7.6 million in Q1 2022. In Q1 2023, the Company received proceeds from other financing arrangements of $3.8 million (Q1 2022 - nil). During the Quarter, the Company drew $126.7 million (Q1 2022 - nil) and repaid principal of $127.0 million (Q1 2022 - $6.7 million) on its Revolving Facility, paid interest of $14.3 million (Q1 2022 - $5.4 million), made lease payments of $8.5 million (Q1 2022 - $5.5 million), and received net proceeds from share issuances and exercise of warrants and stock options of $16.6 million (Q1 2022 - nil) and $1.2 million (Q1 2022 - $10.0 million), respectively.
Corporate Investments
At March 31, 2023, the Company held the following corporate investments:
•49.2 million shares of i-80 Gold (TSX: IAU), representing approximately 19.95% of i-80 on a basic basis
•58.1 million shares of Sandbox (not currently listed), representing approximately 34.4% of Sandbox on a basic basis
•25.4 million shares of Bear Creek (TSX: BCM), representing approximately 16.4% of Bear Creek on a basic basis
•7.8 million shares of Inca One (TSX:IO), representing approximately 19.9% of Inca One on a basic basis
•11.6 million shares of Pilar Gold (not currently listed), representing approximately 5.6% of Pilar Gold on a basic basis

OUTSTANDING SHARE DATA
As at the date of this MD&A, the Company has 312,707,625 shares issued and outstanding, 1,214,172 shares issuable under stock options, 196,701 shares issuable under share purchase warrants and 7,097,940 shares issuable under RSU. The Company also has 44,458,207 shares potentially issuable on conversion of Convertible Notes. The fully diluted outstanding share count at the date of this MD&A is 365,674,645.

Management’s Discussion and Analysis For the three months ended March 31, 2023

COMMITMENTS AND CONTINGENCIES
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company's financial liabilities, and operating and capital purchase commitments at March 31, 2023:

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Accounts payable and accrued liabilities	$202,993	$—	$—	$—	$—	$—	$202,993
Loans and borrowings(1)(2)	58,253	329,890	44,495	587,320	—	—	1,019,958
Derivative liabilities	9,089	899	—	—	—	—	9,988
Lease liabilities(2)	29,853	18,003	1,976	1,968	763	—	52,563
Other financial liabilities(2)	7,997	3,214	3,214	3,214	3,214	2,628	23,481
Reclamation and closure costs(2)	3,157	2,357	5,894	16,982	21,354	131,096	180,840
Purchase commitments(2)	51,201	11,163	8,196	7,394	7,052	35,702	120,708
Other operating commitments(2)	31,895	33,169	17,868	18,583	19,326	29,635	150,476
Total	$394,438	$398,695	$81,643	$635,461	$51,709	$199,061	$1,761,007
(1)Amount includes principal and interest payments, except accrued interest which is included in accounts payable and accrued liabilities.
(2)Amounts represent undiscounted future cash flows.
At March 31, 2023, the Company had the following outstanding matters involving contingencies:
Legal
The Company is a defendant in various lawsuits and legal actions for alleged fines, labour related and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. At March 31, 2023, the Company recognized a provision of $9.6 million (December 31, 2022 - $9.2 million) for legal matters which is included in other non-current liabilities.
Environmental
A historic rain event caused widespread flooding in the Aurizona region in March 2021 and a fresh water pond on the Aurizona site overflowed during the rain event. The tailings facility and other infrastructure at the Aurizona site remained operational. The Company received notices from the local state government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines at March 31, 2023 totaling $10.1 million (December 31, 2022 - $9.7 million). In addition to the fines, pubic civil actions have been filed against the Company in the State and Federal courts claiming various damages as a result of the rain event. The Company and its advisors believe the fines and public civil actions are without merit and it is not probable that a cash outflow will occur. Accordingly, no amount has been recognized in relation to the fines.
The above matters could have an adverse impact on the Company's financial performance, cash flows and results of operations if they are not resolved favorably.

RELATED PARTY TRANSACTIONS
The Company's related parties include its subsidiaries, associate, joint operation and key management personnel. The Company's key management personnel is comprised of executive and non-executive directors and members of executive management. Except for the following, there were no significant related party transactions during Q1 2023.
In March 2023, the Company signed a non-binding term sheet for a gold purchase and sale arrangement with Sandbox (see Corporate section for details). Closing of the Sandbox Arrangement is subject to, among other items, execution of a definitive gold purchase and sale agreement, any required consent of the Company’s lending syndicate and a financing by Sandbox. The Sandbox Arrangement will be a related-party transaction as Equinox Gold currently owns approximately 34.4% of Sandbox.

Management’s Discussion and Analysis For the three months ended March 31, 2023

NON-IFRS MEASURES
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.
Cash costs and cash costs per oz sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs plus the principal portion of lease payments and are net of silver by-product credits. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company includes silver by-product credits as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC per oz sold
The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is calculated below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, reclamation cost accretion and amortization and exploration and evaluation costs. This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.
The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis.

$’s in millions, except ounce and per oz figures	Three months ended
	March 31, 2023	December 31, 2022	March 31, 2022
Gold ounces sold	123,295	149,386	119,324
Santa Luz gold ounces sold(1)	—	—	(210)
Adjusted gold ounces sold	123,295	149,386	119,114
Operating expense	$172.2	$168.2	$152.4
Lease payments	3.8	2.5	2.4
Silver by-product credits	(0.3)	(0.2)	(1.0)
Fair value adjustment on acquired inventories	(5.9)	12.2	(5.9)
Santa Luz operating expense(1)	—	—	(0.4)
Total cash costs	$169.7	$182.7	$147.3
Cash costs per gold oz sold	$1,376	$1,223	$1,237
Total cash costs	$169.7	$182.7	$147.3
Sustaining capital	32.5	43.1	37.1
Reclamation expense	2.2	1.8	2.4
Sustaining exploration expense	—	—	1.0
Total AISC	$204.4	$227.6	$187.8
AISC per oz sold	$1,658	$1,523	$1,577
(1)Consolidated cash cost per oz sold and AISC per oz sold for the three months ended March 31, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

Management’s Discussion and Analysis For the three months ended March 31, 2023

NON-IFRS MEASURES (CONTINUED)
Sustaining Capital Expenditures
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises.
The following table provides a reconciliation of sustaining capital expenditures to the Company’s total capital expenditures for continuing operations.

	Three months ended
$’s in millions	March 31, 2023	December 31, 2022	March 31, 2022
Capital additions to mineral properties, plant and equipment(1)	$154.5	$163.2	$129.1
Less: Non-sustaining capital at operating sites	(4.6)	(10.8)	(30.3)
Less: Non-sustaining capital at development projects	(91.1)	(103.4)	(60.4)
Less: Capital expenditures - corporate	(0.1)	—	(0.1)
Less: Other non-cash additions(2)	(26.1)	(5.9)	(1.2)
Sustaining capital expenditures	$32.5	$43.1	$37.1
(1)Per note 5 of the condensed consolidated interim financial statements. Capital additions are exclusive of non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.
Total mine-site free cash flow
Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. In calculating total mine-site free cash flow, the Company excludes the impact of fair value adjustments on acquired inventories as these adjustments do not impact cash flow from operating mine sites. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Prior to Q1 2023, mine-site free cash flow was calculated inclusive of fair value adjustments on acquired inventories. The calculation of mine-site free cash flow for comparative periods has been adjusted to conform with the current methodology and is different from the measure previously reported.
The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended
$’s in millions	March 31, 2023	December 31, 2022	March 31, 2022
Operating cash flow before non-cash changes in working capital	$195.4	$80.0	$33.5
Fair value adjustments on acquired inventories	5.9	(12.2)	5.9
Operating cash flow (generated) used by non-mine site activity(1)	(138.3)	7.4	33.2
Cash flow from operating mine sites	$63.0	$75.2	$72.6

Mineral property, plant and equipment additions	$154.5	163.2	129.1
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	(117.3)	(109.3)	(61.7)
Capital expenditure from operating mine sites	37.1	53.9	67.3
Lease payments related to non-sustaining capital items	4.8	3.9	3.4
Non-sustaining exploration expense	1.8	5.4	2.1
Total mine-site free cash flow	$19.3	$12.0	$(0.3)
(1)Includes taxes paid that are not factored into mine-site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

Management’s Discussion and Analysis For the three months ended March 31, 2023

NON-IFRS MEASURES (CONTINUED)
AISC contribution margin, EBITDA and adjusted EBITDA
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors, and other stakeholders use AISC contribution margin, AISC contribution margin per gold ounce sold and adjusted EBITDA to evaluate the Company’s performance and ability to generate cash flows and service debt. AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.
The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:
AISC Contribution Margin

	Three months ended
$’s in millions	March 31, 2023	December 31, 2022	March 31, 2022
Revenue	$234.1	$259.3	$223.2
Less: AISC	(204.4)	(227.6)	(187.8)
AISC contribution margin	$29.7	$31.7	$35.4
Gold ounces sold	123,295	149,386	119,324
Less: Santa Luz gold ounces sold(1)	—	—	(210)
Adjusted gold ounces sold	123,295	149,386	119,114
AISC contribution margin per oz sold	$241	$212	$297
(1)AISC contribution margin for three months ended March 31, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.
EBITDA and Adjusted EBITDA

	Three months ended
$’s in millions	March 31, 2023	December 31, 2022	March 31, 2022
Net income (loss)	$17.4	22.6	(19.8)
Income tax (recovery) expense	$(9.6)	(27.6)	3.7
Depreciation and depletion	47.5	59.8	42.6
Finance expense	12.7	12.4	9.4
Finance income	(3.0)	(2.6)	(0.8)
EBITDA	$65.0	$64.6	$35.1
Non-cash share-based compensation expense	1.5	1.1	0.9
Unrealized loss (gain) on change in fair value of warrants	3.7	(2.9)	18.7
Unrealized loss on gold contracts	5.4	—	—
(Gain) loss on gold contracts acquired in a business combination	—	—	(5.4)
Unrealized (gain) loss on foreign exchange contracts	(13.1)	(7.7)	(18.1)
Unrealized foreign exchange loss	2.3	3.1	10.5
Share of net loss of investment in associate	16.0	3.6	1.6
Other (income) expense(1)	(24.0)	12.5	(0.4)
Transaction costs	—	—	0.1
Adjusted EBITDA	$57.0	$74.3	$43.1
(1)Other income for the three months ended March 31, 2023 primarily includes a $34.5 million gain on sale of partial interest and reclassification of investment in i-80 Gold, offset partially by a modification loss of $4.3 million related to amendments on the Company’s revolving credit facility. Other expense for the three months ended December 31, 2022 includes a $12.9 million loss at Santa Luz related to a write-down of equipment.

Management’s Discussion and Analysis For the three months ended March 31, 2023
Adjusted net income and adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended
$’s and shares in millions	March 31, 2023	December 31, 2022	March 31, 2022
Basic weighted average shares outstanding	311.6	305.2	302.2
Diluted weighted average shares outstanding	341.6	351.4	302.2
Net income (loss) attributable to Equinox Gold shareholders	$17.4	$22.6	$(19.8)
Add (deduct):
Non-cash share-based compensation expense	1.5	1.1	0.9
Unrealized (gain) loss on change in fair value of warrants	3.7	(2.9)	18.7
Unrealized loss on gold contracts	5.4	—	—
(Gain) loss on gold contracts acquired in a business combination	—	—	(5.4)
Unrealized (gain) loss on foreign exchange contracts	(13.1)	(7.7)	(18.1)
Unrealized foreign exchange loss	2.3	3.1	10.5
Share of net loss of investment in associate	16.0	3.6	1.6
Other (income) expense(1)	(24.0)	12.5	(0.4)
Transaction costs	—	—	0.1
Income tax impact related to above adjustments	(0.1)	(3.0)	(1.8)
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	(17.5)	(22.2)	(10.6)
Adjusted net (loss) income	$(8.2)	$7.0	$(24.2)
Adjusted (loss) income per share - basic ($/share)	$(0.03)	$0.02	$(0.08)
Adjusted (loss) income per share - diluted ($/share)	$(0.03)	$0.02	$(0.08)
(1)Other income for the three months ended March 31, 2023 primarily includes a $34.5 million gain on sale of partial interest and reclassification of investment in i-80 Gold, offset partially by a modification loss of $4.3 million related to amendments on the Company’s revolving credit facility. Other expense for the three months ended December 31, 2022 includes a $12.9 million loss at Santa Luz related to a write-down of equipment.
Net debt
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	March 31, 2023	December 31, 2022	March 31, 2022
Current portion of loans and borrowings	$—	$—	$26.7
Non-current portion of loans and borrowings	832.7	828.0	509.6
Total debt	832.7	828.0	536.2
Less: Cash and cash equivalents (unrestricted)	(284.9)	(200.8)	(151.2)
Net debt	$547.8	$627.2	$385.1

Management’s Discussion and Analysis For the three months ended March 31, 2023

ACCOUNTING MATTERS
Basis of preparation and accounting policies
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Details of the significant accounting policies for significant (or potentially significant) areas that have had an impact (or may have an impact in future periods) on the Company’s financial statements are disclosed in note 3 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2022. Except as disclosed in note 2(b) of the Company’s condensed consolidated interim financial statements, the accounting policies applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2022.
Critical accounting estimates and judgments
In preparing the Company’s condensed consolidated interim financial statements in conformity with IFRS, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the condensed consolidated interim financial statements. All estimated and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. The critical accounting estimates and judgments that have the most significant effect in the preparation of the condensed consolidated interim financial statements are consistent with those disclosed in note 4 of the Company’s annual consolidated financial statements for the year ended December 31, 2022.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. These inherent limitations include the realities that judgements in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the actions of one individual, by collusion of two or more people, or by unauthorized override of the control. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. During the three months ended March 31, 2023, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS
This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this MD&A relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance, including investment returns; the Company’s production and cost guidance; the timing for and Company’s ability to successfully advance its growth and development projects, including the construction of Greenstone and the expansions at Los Filos, Aurizona and Castle Mountain; the strength of the Company’s balance sheet, and the Company’s liquidity and future cash requirements; the aggregate value of common shares which may be issued pursuant to the ATM Program; the potential future offerings of Securities under the Base Shelf Prospectus or corresponding Registration Statement and any Prospectus Supplement; the Company’s expectations for reducing its GHG emissions and the impact of its operations on climate change, including reaching its GHG emissions reduction target; the expectations for the Company’s investments in Sandbox Royalties, i-80 Gold, Pilar Gold, Inca One and Bear Creek; and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words “believe”, “will”, “advance”, “achieve”, “strategy”, “increase”, “plan”, “maintain”, “potential”, “intend”, “on budget”, “anticipate”, “expect”, “estimate”, “on track”, “target”, “objective”, and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct.

Management’s Discussion and Analysis For the three months ended March 31, 2023

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS (CONTINUED)
The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services; construction of Greenstone being completed and performed in accordance with current expectations; expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the mine plans outlined in the technical reports for each project, including estimated development schedules, are unchanged; tonnage of ore to be mined and processed; ore grades and recoveries are consistent with mine plans; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements; the strategic visions for Sandbox Royalties, i-80 Gold, Pilar Gold, Inca One and Bear Creek and their respective abilities to successfully advance their businesses; the ability of Pilar Gold, Inca One and Bear Creek to meet their respective payment commitments to the Company; and the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this MD&A.
The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company’s production and cost estimates; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and its joint venture partner; the failure by Pilar Gold, Inca One or Bear Creek to meet their respective commitments to the Company; and those factors identified in the section “Risks and Uncertainties” in this MD&A and in the section titled “Risks Related to the Business” in the Company’s most recently filed Annual Information Form which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this MD&A are expressly qualified in their entirety by this cautionary statement.
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this MD&A, was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

TECHNICAL INFORMATION
Doug Reddy, MSc, P.Geo, Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the technical content of this document.